SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 17, 2015

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On November 17, 2015, Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Acquisition Finance (US) Inc., the guarantors named therein and Wells Fargo Bank, National Association, as trustee and collateral trustee, entered into the sixth supplemental indenture to the indenture, dated November 13, 2013, to add the entities identified therein as guarantors (the “Supplemental Indenture”). A copy of the Supplemental Indenture is attached to this Report on Form 6-K (this “Report”) as Exhibit 10.1 and is incorporated herein by reference.

On December 18, 2015, Navios Acquisition, through certain of its wholly owned subsidiaries, entered into a term loan facility agreement (the “Facility Agreement”) of up to $44.0 million with BNP Paribas, as agent and the lenders named therein, for the partial post-delivery financing of an LR1 product tanker and an MR2 product tanker. The facility is repayable in 12 equal consecutive semi-annual installments in the amount of $2.0 million each, with a final balloon payment of the balance to be repaid on the last repayment date. The maturity date of the loan is February 28, 2022. The loan bears interest at LIBOR plus 230 bps per annum. The Facility Agreement also requires compliance with certain financial covenants. The Facility Agreement is attached hereto as Exhibit 10.2 to this Report and is incorporated herein by reference.

On December 21, 2015, Navios Acquisition announced that the Nave Photon, a 2008-built VLCC of 297,395 dwt, was delivered in the first week of December 2015. The Nave Photon has been chartered out for two years at a rate of $40,488 net per day. The Nave Photon has been provided as collateral under the 8.125% First Priority Ship Mortgage Notes due 2021, to replace an LR1 product tanker and an MR2 product tanker. As a result, approximately $3.0 million of value has been added to the collateral package. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

On December 21, 2015, Navios Acquisition announced that is has agreed to extend the charters on seven product tankers at rates that have increased by approximately 22% on average. A copy of the press release is furnished as Exhibit 99.2 to this report and is incorporated herein by reference.

This Report is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File Nos. 333-170896 and 333-191266.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer
	Date:	January 6, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Sixth Supplemental Indenture, dated November 17, 2015

10.2	Facility Agreement between Navios Maritime Acquisition Corporation and BNP Paribas, dated December 18, 2015

99.1	Press Release dated December 21, 2015

99.2	Press Release dated December 21, 2015